459875-2


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

          Neuberger Berman Real Estate Income Fund Inc.
-----------------------------------------------------------------
                             -------
                        (Name of Issuer)

            Common Stock, par value $.0001 per share
-----------------------------------------------------------------
                             -------
                 (Title of Class of Securities)

                            64126D106
-----------------------------------------------------------------
                             -------
                         (CUSIP Number)


                        Arthur D. Lipson
                    Western Investment L L C
             2855 East Cottonwood Parkway, Ste. 110
                    Salt Lake City, UT 84121
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                             -------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          July 5, 2005
-----------------------------------------------------------------
                             -------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), (f) or (g), check the following box [  ].












CUSIP No.  - 64126D106

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT L L C

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
           OR 2(e)  [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         INCORPORATED IN DELAWARE



NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   249,100 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                249,100 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 249,100 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.0%

14      TYPE OF REPORTING PERSON*
        OO













1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    249,100
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 249,100
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 249,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.0%

14     TYPE OF REPORTING PERSON*
        IN
















1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE


NUMBER OF           7     SOLE VOTING POWER
SHARES                     124,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  124,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 124,500

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.0%

14      TYPE OF REPORTING PERSON*
         PN















1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT ACTIVISM PARTNERS L L C

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     124,600
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  124,600
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 124,600

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0%

14     TYPE OF REPORTING PERSON*
        OO

















1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     124,300
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  124,300
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 124,300

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0%

14     TYPE OF REPORTING PERSON*
        OO














1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                       9,400
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                    9,400
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)   9,400

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2%

14     TYPE OF REPORTING PERSON*
        OO













1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS MANAGEMENT, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     124,300
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  124,300
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 124,300

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0%

14     TYPE OF REPORTING PERSON*
        OO













1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ROBERT FERGUSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    133,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 133,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 133,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.2%

14     TYPE OF REPORTING PERSON*
        IN













1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       PARADIGM PARTNERS, N.W., INC.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       WASHINGTON

NUMBER OF           7     SOLE VOTING POWER
SHARES                    9,400
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 9,400
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5) 9,400

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2%

14     TYPE OF REPORTING PERSON*
        CO












1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       SCOTT FRANZBLAU

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    124,300
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 124,300
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 124,300

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0%

14     TYPE OF REPORTING PERSON*
        IN












1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       MICHAEL DUNMIRE

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    133,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 133,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 133,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.2%

14     TYPE OF REPORTING PERSON*
        IN











   The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned. This Amendment No.
2 amends the Schedule 13D as specifically set forth.

      Item 2 is hereby amended and restated to read as follows:

ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western
Investment Hedged Partners LP, a Delaware limited partnership
("WIHP"), Western Investment Activism Partners LLC ("WIAP"), a
Delaware limited liability company, Benchmark Plus Institutional
Partners, L.L.C., a Delaware limited liability company ("BPIP"), Benchmark Plus Partners, L.L.C, a Delaware limited liability company ("BPP"), Benchmark Plus Management, L.L.C., a Delaware limited liability company ("BPM"),Paradigm Partners, N.W., Inc. (PPNW), a Washington corporation, Scott Franzblau, Robert Ferguson and Michael Dunmire. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." WILLC provides recommendations from time to time to BPIP and BPP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP, and between WILLC and BPP. Accordingly, the Reporting Persons may be deemed a group for Section 13(d) purposes. Each of WILLC, Mr. Lipson, WIHP and WIAP disclaim beneficial ownership of the Shares held by BPIP, BPP, BPM, PPNW, Mr. Franzblau, Mr. Ferguson and
Mr. Dunmire and the existence of a group for Section 13(d) purposes.
Each of BPIP, BPM and Mr. Franzblau disclaim beneficial ownership of the Shares held by the other Reporting Persons and the existence of a group for Section 13(d) purposes. Each of BPP and PPNW disclaim beneficial ownership of the Shares held by the other Reporting Persons and the existence of a group for Section 13(d) purposes. Each of Mr. Ferguson and Mr. Dunmire disclaim beneficial ownership of the Shares held by the other Reporting Persons, with the exception of BPIP, BPM, BPP and PPNW.
Each of the Reporting Persons is party to that certain Joint Filing
Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

WILLC has sole voting and investment power over WIHP's and WIAP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions. BPM is the managing member of BPIP and Messrs. Franzblau, Ferguson and Dunmire in their role as managing members of BPM, have sole voting and investment control over BPIP's security holdings. PPNW is the managing member of BPP and Messrs. Ferguson and Dunmire, in their role as officers of BPP, have sole voting and investment control over BPP's security holdings. Neither WILLC, Mr. Lipson, WIHP nor WIAP has voting or dispositive control over the Shares held by BPIP, BPP, BPM, PPNW, Mr. Franzblau, Mr. Ferguson or Mr. Dunmire. Neither BPIP, BPM, nor Mr. Franzblau, has voting or dispositive control over the Shares held by the other Reporting Persons. Neither BPP nor PPNW has voting or dispositive control over the Shares held by the other Reporting Persons. Neither Mr. Ferguson nor Mr. Dunmire has voting or dispositive control over the Shares held by WILLC, WIAP, WIHP or Mr. Lipson.


(b) The principal business address of WILLC, Mr. Lipson, WIHP and
WIAP is 2855 East Cottonwood Parkway, Suite 110; Salt Lake City,
UT 84121.

The principal business address of BPIP, BPM and Mr. Franzblau is 820 A Street, Suite 700, Tacoma, WA 98402.

The principal business address of BPP, PPNW, Mr. Dunmire, and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, WA 98402.

(c) The principal business of WILLC is acting as the general partner and managing member of WIHP and WIAP. The principal occupation of Arthur D. Lipson is acting as managing member of WILLC. The principal business of WIHP and WIAP is the business of acquiring, holding and disposing of investments in various companies.

The principal business of BPIP is the business of acquiring, holding and disposing of investments in various companies. The principal business of BPM is acting as the managing member of BPIP.

The principal business of BPP is the business of acquiring, holding and disposing of investments in various companies. The principal business of PPNW is acting as the managing member of BPP.

The principal occupation of Scott Franzblau is acting as a managing member of BPM. The principal occupation of Robert Ferguson and Michael Dunmire is acting as managing members of BPM and officers of PPNW.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Lipson, Franzblau, Ferguson and Dunmire are citizens of the United States of America.


      Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The aggregate purchase price of the 249,100 Shares beneficially owned by WILLC is approximately $4,977,810. The
Shares beneficially owned by WILLC were acquired with the working capital of each of WIHP and WIAP. The aggregate purchase price of the 124,300 Shares beneficially owned by BPM is approximately $2,637,939. The Shares beneficially owned by BPM were acquired with the working capital of BPIP. The aggregate purchase price of the 9,400 Shares beneficially owned by PPNW is approximately $209,243. The Shares beneficially owned by PPNW were acquired with the working capital of BPP.

      Item 5 is hereby amended and restated to read as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 4,157,116.626 Shares outstanding as of May 13, 2005, as reported in the Issuer's
Form 8-A12B filed with the Securities and Exchange Commission on May 16, 2005.

        As of the close of business on July 15, 2005, WIHP, WIAP, BPIP, and BPP beneficially owned 124,500, 124,600, 124,300, and 9,400 Shares, respectively, representing 3.0%, 3.0%, 3.0%, and 0.2%, respectively, of the Shares outstanding. WILLC beneficially owned 249,100 Shares, constituting approximately 6.0% of the Shares outstanding. Mr. Lipson beneficially owned 249,100 Shares, constituting approximately 6.0% of the Shares outstanding.

      As the general partner or managing member, as the case may be, of WIHP and WIAP, WILLC may be deemed to beneficially own the 249,100 Shares beneficially owned in the aggregate by WIHP and WIAP. As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 249,100 Shares beneficially owned by WILLC. As the managing member of BPIP, BPM may be deemed to beneficially own the 124,300 Shares beneficially owned by BPIP.
As the managing members of BPM, Messrs. Franzblau, Ferguson and Dunmire may be deemed to beneficially own the 124,300 Shares owned by BPM.
As the managing member of BPP, PPNW may be deemed to beneficially own the 9,400 Shares beneficially owned by BPP. As the officers of PPNW, Messrs. Ferguson and Dunmire may be deemed to beneficially own the 9,400 Shares beneficially owned by PPNW.

      (b) Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WIHP and WIAP by virtue of their respective positions as described in paragraph (a). Neither WILLC, Mr. Lipson, WIHP nor WIAP has voting or dispositive control over the Shares held by BPIP, BPP, BPM, PPNW, Mr. Franzblau, Mr. Ferguson or Mr. Dunmire.

      Each of BPM, Mr. Franzblau, Mr. Ferguson and Mr. Dunmire is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by BPIP by virtue of their respective positions as described in paragraph (a). Neither BPIP, BPM nor Mr. Franzblau has voting or dispositive control over the Shares held by the other Reporting Persons. Neither Mr. Ferguson nor Mr. Dunmire has voting or dispositive control over the Shares held by the other Reporting Persons, with the exception of BPP and PPNW.

      Each of PPNW, Mr. Ferguson and Mr. Dunmire is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by BPP by virtue of their respective positions as described in paragraph (a). Neither BPP nor PPNW has voting or dispositive control over the Shares held by the other Reporting Persons. Neither Mr. Ferguson nor Mr. Dunmire has voting or dispositive control over the Shares held by the other Reporting Persons, with the exception of BPIP and BPM.

       (c) Schedule A annexed hereto lists all transactions by the Reporting Persons in the Issuer's Common Stock since the filing of Amendment No. 1 to the Schedule 13D. All of such transactions were effected in the open market.

   Item 6 is hereby amended to add the following:

         On July 15, 2005, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. Other than as described herein, there are no other agreements, understandings or arrangements among the Reporting Persons.

   Item 7 is hereby amended to add the following exhibit:

     3.  Joint Filing Agreement by and among Western Investment
LLC, Arthur D. Lipson, Western Investment Hedged Partners LP,
Western Investment Activism Partners LLC, Benchmark Plus
Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C.,
Benchmark Plus Management, L.L.C., Paradigm Partners, N.W., Inc.,
Scott Franzblau, Robert Ferguson and Michael Dunmire, dated July 15, 2005.






























                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 15, 2005
                       WESTERN INVESTMENT L L C

                       By: _____________________________
                           Arthur D. Lipson, Sole Member

                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: _________________________________
                           Arthur D. Lipson, Managing Member

                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: _________________________________
                           Arthur D. Lipson, Managing Member


                       By: ________________________________

                           ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: ________________________________
                           Scott Franzblau, Managing Member

                       By: ________________________________
                           Robert Ferguson, Managing Member

                       By: ________________________________
                           Michael Dunmire, Managing Member


                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: _________________________________
                           Scott Franzblau, Managing Member

                       By: _________________________________
                           Robert Ferguson, Managing Member

                       By: _________________________________
                           Michael Dunmire, Managing Member


                       By: ________________________________

                           SCOTT FRANZBLAU

                       By: ________________________________

                           ROBERT FERGUSON

                       By: ________________________________

                           MICHAEL DUNMIRE




                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Paradigm Partners, N.W., Inc.,
                       its Managing Member

                       By: ________________________________
                           Robert Ferguson, Principal

                       By: ________________________________
                           Michael Dunmire, Principal


                       PARADIGM PARTNERS, N.W. INC.

                       By: _________________________________
                           Robert Ferguson, Principal

                       By: _________________________________
                           Michael Dunmire, Principal



                       By: ________________________________

                           ROBERT FERGUSON

                       By: ________________________________

                           MICHAEL DUNMIRE














                           SCHEDULE A

           Transaction Code    Quantity    Trade Date    Price
BPIP        Buy                1,800       6/07/2005     $20.7856
            Buy                3,600       6/08/2005     $20.0531
            Buy                  200       6/17/2005     $21.6050
            Buy                  900       6/28/2005     $21.2878
            Buy               33,000       6/29/2005     $21.4688
            Buy                3,200       7/05/2005     $21.7650
            Buy                3,300       7/06/2005     $22.0373
            Buy               10,400       7/07/2005     $21.9858
            Buy               17,500       7/08/2005     $22.3183
            Buy                9,400       7/11/2005     $22.6240
            Sell               2,000       7/12/2005     $22.5600

BPP         Buy                4,200       7/12/2005     $22.6655
            Buy                5,200       7/14/2005     $21.9323


BPM           NONE

Mr. Lipson    NONE

WILLC         NONE

WIHP          NONE

WIAP          NONE

PPNW          NONE

Mr. Ferguson  NONE

Mr. Dunmire   NONE

Mr. Franzblau NONE














                     JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated July 15, 2005(including further amendments thereto) with respect to the Common Stock of Neuberger Berman Real Estate Income Fund Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.


Dated:      July 15, 2005

                       WESTERN INVESTMENT L L C

                       By: _____________________________
                           Arthur D. Lipson, Sole Member

                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: _________________________________
                           Arthur D. Lipson, Managing Member

                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: _________________________________
                           Arthur D. Lipson, Managing Member


                       By: ________________________________

                           ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: ________________________________
                           Scott Franzblau, Managing Member

                       By: ________________________________
                           Robert Ferguson, Managing Member

                       By: ________________________________
                           Michael Dunmire, Managing Member


                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: _________________________________
                           Scott Franzblau, Managing Member

                       By: _________________________________
                           Robert Ferguson, Managing Member

                       By: _________________________________
                           Michael Dunmire, Managing Member


                       By: ________________________________

                           SCOTT FRANZBLAU

                       By: ________________________________

                           ROBERT FERGUSON

                       By: ________________________________

                           MICHAEL DUNMIRE




                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Paradigm Partners, N.W., Inc.,
                       its Managing Member

                       By: ________________________________
                           Robert Ferguson, Principal

                       By: ________________________________
                           Michael Dunmire, Principal


                       PARADIGM PARTNERS, N.W. INC.

                       By: _________________________________
                           Robert Ferguson, Principal

                       By: _________________________________
                           Michael Dunmire, Principal



                       By: ________________________________

                           ROBERT FERGUSON

                       By: ________________________________

                           MICHAEL DUNMIRE